SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]		ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ___________________.

Commission file number 001-16767

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as adopted by Westfield Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc. 141 Elm Street Westfield, MA 01085

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Plan as Adopted by Westfield Bank

	By:	/s/ Michael J. Janosco, Jr.

Date: July 16, 2008		Michael J. Janosco, Jr. Chief Financial Officer

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401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedule for the Years Ended December 31, 2007 and 2006

INDEX

The following financial information is submitted herewith:	Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements for the Years Ended December 31, 2007 and 2006	4-11

Schedule H, Line 4i - Schedule of Assets (held at end of year)	12

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WOLF & COMPANY, P.C.	Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee Westfield Financial, Inc. Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts July 16, 2008

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

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401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006

ASSETS

Investment at fair value:
Common stock of Westfield Financial, Inc.	$2,550,251	$2,795,507
Pooled separate accounts	4,507,259	3,626,667
Stable Value Fund	333,643	292,543

Total investments at fair value	7,391,153	6,714,717

Loans to participants	222,764	131,372

Net assets available for benefits at fair value	7,613,917	6,846,089

Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	2,165	-

Net assets available for benefits	$7,616,082	$6,846,089

See notes to financial statements.

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401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair
value of investments	$ (2,427)	$1,113,259
Interest and dividends	120,486	59,755

Total investment income	118,059	1,173,014

Contributions:
Participant	567,552	523,973
Employer	158,459	152,138
Rollovers	50,132	27,835

Total contributions	776,143	703,946

Total additions	894,202	1,876,960

Deductions from net assets attributed to:
Benefits paid to participants	120,222	474,930
Administrative expenses	3,987	3,051

Total deductions	124,209	477,981

Net increase	769,993	1,398,979

Net assets available for benefits:

Beginning of the year	6,846,089	5,447,110

End of the year	$7,616,082	$6,846,089

See notes to financial statements.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

1.	DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank (the "Plan Sponsor" or the "Company") who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Trustee of the Plan. Principal Financial Group is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Prior to March 1, 2006, the Plan was part of the Savings Banks Employees Retirement Association Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owned a portion of the net assets of the Trust. With the Trust, each Plan's assets were jointly invested and the return on assets was allocated to each Plan based on the percentage of ownership each Plan had in the Trust's net assets. Contributions made to and benefits paid from the Trust for the Plan resulted in changes in the Plan's ownership percentage in the net assets of the Trust.

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contributions were made for the years ended December 31, 2007 and 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Financial Group and common shares of Westfield Financial, Inc., the parent company of Westfield Bank. Company contributions are invested in each participant's account according to the participant's selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian's website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on continuous years of credited service. A participant is 100% vested after three years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower's interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN (Concluded)

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan's loan program and Plan Administrator approval. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. Interest rates ranged from 5.0% to 9.25% at December 31, 2007.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of not more than the participant's assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions. There were no forfeitures at December 31, 2007 and 2006, respectively and therefore no forfeitures were used to reduce employer contributions in these years.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or the Plan's Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for other administrative services were $3,987 and $3,051 for the years ended December 31, 2007 and 2006, respectively.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Staff Position "AGG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment of the investment from fair value to contract value relating to the guaranteed interest accounts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan's pooled separate accounts and stable value fund are stated at fair value based on amounts reported by the Principal Financial Group by reference to the quoted market prices of the underlying investments. Investments in Westfield Financial, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans are valued at the outstanding balance which approximates fair value.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The plan is required to return contributions received during the plan year in excess of the IRC limitations.

Benefits

Benefits are record when paid.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following is a summary of the fair value of investments as determined by quoted market prices or estimated fair value at December 31, 2007 and 2006. Investments that individually represent five percent or more of the Plan net assets available for benefits are separately identified.

	2007	2006

Investments at fair value as determined by quoted market price:
Westfield Financial, Inc. Common Stock (262,912 shares and 269,011 shares at December 31, 2007 and 2006, respectively)	$2,550,251*	$2,795,507*

The Principal Financial Group:
Bond and Mortgage Separate Account	240,944	203,813
Principal Lifetime 2010 Separate Account	236,480	166,237
Principal Lifetime 2020 Separate Account	504,179*	378,953*
Principal Lifetime 2030 Separate Account	600,966*	486,208*
Principal Lifetime 2040 Separate Account	167,253	80,233
Principal Lifetime 2050 Separate Account	22,572	12,980
Principal Lifetime Str Inc Separate Account	1,421	1,744
Small Capital Stock Index Separate Account	47,068	27,426
Middle Capital Stock Index Separate Account	41,646	28,193
Small Company Value Separate Account	153,693	136,054
Disciplined Large Capital Blend	74,373	40,906
Large Capital Stock Index Separate Account	803,002*	762,480*
Diversified International Separate Account	420,640*	297,537
Garthmore Morley Capital Mortgage Inc.
Stable Value Fund	333,643	292,543
Goldman Sachs Asset Mortgage - Middle Capital
Value 1 Separate Account	213,486	138,123
Jacobs Levy/Mackay Shields
MDCP Gr II Separate Account	53,379	-
Fidelity Management and Research
MDCP Gr II Separate Account	-	29,921
Columbus Circle Investors
Large Company Growth Separate Account	138,201	97,620
UBS Global Asset Management
Large Capital Value 1 Separate Account	451,230*	406,270*
Mazama Capital Management
Small Capital Growth III Separate Account	336,726	331,969

Investments at Fair Value	$7,391,153	$6,714,717

* Investments that represent 5% or more of net asset available for benefits.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

INVESTMENTS (Concluded)

During the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

Pooled Separate Accounts	$ 172,795	$ 501,300
Stable Value Fund	12,746	-
Westfield Financial, Inc. Common Stock	(187,968)	611,959

Net (depreciation) appreciation in fair value of investments	$ (2,427)	$1,113,259

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan is a restatement of the Savings Bank Employee Retirement Association 401(k) Plan ("SBERA Plan") which is a prototype plan approved by the Internal Revenue Service on February 14, 2002. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

6.	TRANSACTIONS WITH PARTIES IN INTEREST

The Plan has investments in common stock of Westfield Financial, Inc., and pooled separate accounts managed by Principal Financial Group. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Company to the custodian for loan administration and other administrative services were $33,939 and $9,351 for the years ended December 31, 2007 and 2006, respectively.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

7.	RISKS AND UNCERTAINTIES

The Plan has investments in Westfield Financial, Inc., and pooled separate accounts of Principle Financial Group of $2,550,251 and $4,840,902, respectively, at December 31, 2007. Westfield Financial, Inc. operates as a commercial bank located in Western Massachusetts, while the Principle Group operates in the insurance and financial services industries.

The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	RECONCILIATION TO FORM 5500

A reconciliation of total assets in the statement of net assets available for benefits and total assets on Form 5500 is as follows:

	2007	2006

Total assets at fair value as reported in the statement of net assets available for benefits	$7,616,082	$6,846,089

Adjustments from contract value to fair value for interest in guaranteed interest account relating to fully benefit-responsive investment contracts	(2,165)	-

Total assets per Form 5500	$7,613,917	$6,846,089

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401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at year end) As of December 31, 2007

(a) Identity of Issuer, Borrower, Lessor, or Similar Party	(b) Investment Description	(c) Current Value

Investments at fair value as determined by quoted market price:
* Westfield Financial, Inc. Common Stock (262,912 shares)		$2,550,251

*The Principal Financial Group:
Bond and Mortgage Separate Account		240,944
Principal Lifetime 2010 Separate Account		236,480
Principal Lifetime 2020 Separate Account		504,179
Principal Lifetime 2030 Separate Account		600,966
Principal Lifetime 2040 Separate Account		167,253
Principal Lifetime 2050 Separate Account		22,572
Principal Lifetime Str Inc Separate Account		1,421
Small Capital Stock Index Separate Account		47,068
Middle Capital Stock Index Separate Account		41,646
Small Company Value Separate Account		153,693
Disciplined Large Capital Blend		74,373
Large Capital Stock Index Separate Account		803,002
Diversified International Separate Account		420,640
Garthmore Morley Capital Mortgage Inc.
Stable Value Fund		333,643
Goldman Sachs Asset Mortgage - Middle Capital
Value 1 Separate Account		213,486
Jacobs Levy/Mackay Shields
MDCP Gr II Separate Account		53,379
Columbus Circle Investors
Large Company Growth Separate Account		138,201
UBS Global Asset Management
Large Capital Value 1 Separate Account		451,230
*Mazama Capital Management
Small Capital Growth III Separate Account		336,726

Investments at Fair Value		$7,391,153

Participant Loans		222,764

Total assets available for benefits at fair value		$7,613,917

* Indicates party in interest to the Plan. See report of independent registered public accounting firm.

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